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                              May 2, 2022

       John Ballard
       Chief Financial Officer
       Qualis Innovations, Inc.
       225 Wilmington West Chester Pike
       Suite 200 #145
       Chadds Ford, PA 19317

                                                        Re: Qualis Innovations,
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed April 20,
2022
                                                            File No. 333-260982

       Dear Mr. Ballard:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 2, 2022 letter.

       Amended Registration Statement on Form S-1 filed April 20, 2022

       Cover Page

   1. Revise the prospectus cover page to disclose, if true, that the selling shareholder offering will commence upon the
termination of the primary offering by the Company. Also revise to clarify when the
secondary offering will terminate. Refer to Item 501(b)(8) of
                                                        Regulation S-K.
       Prospectus Summary
       Corporate Background, page 2

   2. Please disclose here, as you have on page 30, that you have not finalized development of
 John Ballard
Qualis Innovations, Inc.
May 2, 2022
Page 2
         your planned SOLACE device and that you have not yet generated any cash flow from operations.
If we fail to comply with FDA regulations, our business could suffer, page 15

3. We note your response to prior comment 10 and reissue it. Please further revise this risk factor to remove the duplicative information that now appears under the Business subsection captioned "Government Regulation".
Government Regulation, page 46

4. We note your disclosure on page 44 stating that you are still finalizing your SOLACE product design and have not yet filed a 510(k) application with the FDA. However, much of this section remains in the present tense, instead of in the future tense, and could be read to imply that your product is further along in the development process than it actually
         is. Please further revise this section to better reflect the current development status of your product.
Directors, Executive Officers, Promoters, and Control Persons, page 47

5. We note your response to prior comment 28 and reissue it in part. Please revise the disclosure pertaining to your management and board of directors to include applicable dates or ranges from which investors can discern the principal occupations and business experience of each individual from the past five years. Refer to Item 401(e) of Regulation
         S-K.
6. Please revise both your Directors and Officers table and the narrative disclosure following it to remove Mr. Bingol, as disclosure on page 27 indicates that he is no longer involved with the company as of April 15, 2022.
Executive Compensation, page 50

7. We note your response to prior comment 29 and reissue it in part. Please revise the
         Director Compensation table to remove President from John Ballard's principal position.
16. Exhibits
Exhibit 23.1, page 61

8. Please request Paris, Kreit & Chiu CPA LLP to revise their consent for their report with respect to your financial statements as of December 31, 2020 and December 31, 2019 to correct the dual date for those items affected by the restatement discussed in Note 11.
Exhibits
FirstName LastNameJohn Ballard
Comapany
9.         NameQualis
       Please           Innovations,
              move the filing         Inc.information from the cover page of
your prospectus to a
                              fee-related
May 2,separate exhibit
       2022 Page 2 document. Refer to Item 601(b)(107) of Regulation S-K. FirstName LastName
 John Ballard
FirstName  LastNameJohn
Qualis Innovations, Inc. Ballard
Comapany
May  2, 2022NameQualis Innovations, Inc.
May 2,
Page 3 2022 Page 3
FirstName LastName
General

10. We reissue prior comment 42. Please further revise your prospectus to remove any plural references to your "products," "proposed products," and "product candidates" as disclosure on page 3 indicates that SOLACE is your sole product.
       You may contact Tracey Houser at 202-551-3736 or Jeanne Baker at 202-551-3691 if
you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Christopher Edwards at 202-551-6761 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:      Lance Brunson